Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated January 31, 2006 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  January 2006

The redemption value for Citigroup Diversified Futures Fund L.P. was $943.94 per unit at the end of January, up 1.4% for the month.

The Fund posted positive performance to start off 2006. Profits were earned in stock index, energy and metals markets tempered by trading losses in global fixed income and currency markets.

The stock index sector was a solid contributor of profits for the month of January. The Fund was well positioned to capitalize on rising global stock prices which were supported by stable inflation and an upward trajectory in global growth. In the energy sector profits were posted even as volatility within the sector increased. Gains were made in crude oil, which rallied 11 percent for the month. Gains were also made in short natural gas positions, which fell 17 percent for the month as mild weather in the largest U.S. consuming regions cut demand. In metals trading, persistent upward trends in both the precious and industrial markets also contributed to profitability. Rising precious metals prices were sustained by concerns that the dollar may weaken because of higher energy prices. Prices for base metals such as copper were supported by global growth and supply disruptions such as a mining strike in Chile. The metals sector was the Fund's largest contributor of profits for the month. In agricultural markets, the Fund benefited from rising prices for refined sugar. This occurred on speculation that a greater share of supplies will be utilized to meet demand for alternative fuels in the form of ethanol production.

Results were tempered by losses in the interest rate and currency sectors. In fixed income trading, losses were incurred as markets in the U.S., Europe and Japan sold-off over fears of their respective central banks raising interest rates. The currency sector suffered losses as the U.S. dollar declined against the euro. The dollar also suffered losses against the Swiss franc, Japanese yen and the euro as investors no longer expected interest rate differentials to benefit the dollar as the spread narrowed between the U.S. and both European and Japanese interest rates.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of January 31, 2006, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period January 1,
                            Through January 31, 2006

                                                       Percent
                                                     of Average
                                                     Net Assets

Realized losses from trading             $(784,302)     (0.09)%
Change in unrealized gains/losses
     from trading                       20,032,218       2.26
                                        ----------       ----
                                        19,247,916       2.17
Less, Brokerage commissions
     and clearing fees ($336,452)        4,684,184       0.53
                                        ----------       ----
Net realized and unrealized gains       14,563,732       1.64
Interest Income                          2,332,574       0.26
                                        ----------       ----
                                        16,896,306       1.90
                                        ----------       ----
Less, Expenses:
     Management fees                     1,455,844       0.16
     Incentive fees                      3,014,870       0.34
     Other expenses                         74,261       0.01
                                        ----------       ----
                                         4,544,975       0.51
                                        ----------       ----
Net income                              12,351,331       1.39%
                                                         ====


Additions (35,188.6063 L.P. units
at December 31, 2005 net asset
value per unit of $931.04)              32,762,000
Redemptions (22,150.8192 L.P. units
at January 31, 2006 net asset
value per unit of $943.94)             (20,909,044)
                                       ------------
Increase in net assets                  24,204,287
Net assets, December 31, 2005          857,136,296
                                       ------------
Net assets, January 31, 2006          $881,340,583
                                       ===========


Net Asset Value per unit
  ($881,340,583 / 933,738.8897 Units)       $943.88
                                             ======
 Redemption value per unit  (Note 1)        $943.94
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $943.94.

The net asset value per unit of $943.88 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.